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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Styling Technology Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     8639051
                                 (CUSIP Number)

Mr. Lance Laifer                       With a copy to:
Laifer Capital Management, Inc.        Gerald Adler, Esq.
Hilltop Partners, L.P.                 Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                    919 Third Avenue
New York, New York 10036               New York, New York 10022
(212) 921-4139                         (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D
CUSIP No.     8639051                                      Page  2  of ___ Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hilltop Partners, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                         (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS*
  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                             / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

   NUMBER OF        7       SOLE VOTING POWER
    SHARES                       315,000
  BENEFICIALLY    8       SHARED VOTING POWER
    OWNED BY                     0
      EACH          9       SOLE DISPOSITIVE POWER
   REPORTING                     315,000
    PERSON          10      SHARED DISPOSITIVE POWER
     WITH                        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                 315,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.0%

14 TYPE OF REPORTING PERSON*
                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                             SCHEDULE 13D
CUSIP No.     8639051                                      Page 3 of ___  Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Laifer Capital Management, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           604,400
     BENEFICIALLY      8       SHARED VOTING POWER
       OWNED BY                         0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         411,300
       PERSON          10      SHARED DISPOSITIVE POWER
        WITH                            193,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                    604,400

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 15.3%

14 TYPE OF REPORTING PERSON*
                 CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D
CUSIP No.     8639051                                     Page  4  of ___  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lance Laifer

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

      NUMBER OF        7    SOLE VOTING POWER
       SHARES                    604,400
    BENEFICIALLY       8    SHARED VOTING POWER
      OWNED BY                   0
        EACH       9    SOLE DISPOSITIVE POWER
      REPORTING                  411,300
       PERSON          10   SHARED DISPOSITIVE POWER
        WITH                     193,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                 604,400

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.3%

14 TYPE OF REPORTING PERSON*
              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  Schedule 13D
                                 Amendment No. 1
                         Styling Technology Corporation

     This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of December 20, 1996 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Styling Technology Corporation (the "Company"). The address of the principal executive offices of the Company is 1146 South Cedar Ridge, Duncanville, TX 75137. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

     (a)  Hilltop is the beneficial owner of 315,000 shares (8.0%) of Common
          Stock.

     Laifer Capital Management, Inc. is the beneficial owner of 604,400 shares (15.3%) of Common Stock. The 604,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

     (i) 315,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

     (ii) 289,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

     Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

     The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 3,948,703 shares of Common Stock of the Company outstanding as of December 31, 1996.

     (b) Hilltop has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 315,000 shares of Common Stock beneficially owned by

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it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital
Management, Inc., in its capacity as the General Partner of Hilltop.

     Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 315,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 96,300 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 193,100 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson.

     (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were purchases effected in the open market.

     (d) Not applicable.

     (e) Not applicable.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 1997                    HILLTOP PARTNERS, L.P.


                                          By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner

                                          By: /s/ Lance Laifer
                                              ---------------------------------
                                               Lance Laifer
                                               President

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                                          LAIFER CAPITAL MANAGEMENT, INC.

                                          By: /s/ Lance Laifer
                                              ---------------------------------
                                               Lance Laifer
                                               President

                                              /s/ Lance Laifer
                                              ---------------------------------
                                               Lance Laifer

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                                   Annex A

                                                     Laifer         Hilltop          Wolfson        Offshore
     Date            Price            Comm.         # Shares        # Shares        # Shares        # Shares
     ----            -----            -----         --------        --------        --------        --------

        3/26/97      $10.6250         $0.00           25,000         13,700            8,200          3,100
        3/27/97       10.5000          0.06            2,000          1,100              600            300
        3/31/97       10.4375          0.06            1,000            600              300            100
         4/1/97       10.1875          0.00           15,000          8,200            4,900          1,900
         4/3/97        9.7500          0.06              400            400                0              0

         4/3/97        9.5000          0.00           24,000         13,100            7,900          3,000
         4/4/97        9.2500          0.06           10,000          5,500            3,300          1,200
         4/4/97        9.3750          0.00           12,000          6,600            3,900          1,500
         4/8/97        9.1250          0.00          100,000         54,800           32,800         12,400

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